IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re: PolyMedix Pharmaceuticals, Inc., et al] Debtors.	:::: : :	Chapter 7 Case No. 13-10690 (BLS) (Jointly Administered) Related Docket Nos. 98, 107, 127, 143

ORDER (A) APPROVING THE SALE OF SUBSTANTIALLY ALL OF THE ESTATES’ ASSETS, (B) AUTHORIZING THE ASSUMPTION AND ASSIGNMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES, AND (C) GRANTING CERTAIN RELATED RELIEF

This matter is before the Court on the Trustee’s Motion for Entry of (I) an Order (A) Approving Bidding Procedures in Connection With Sale of Substantially all of the Estates’ Assets, (B) Approving Break-Up Fee, (C) Scheduling an Auction and Hearing to Consider the Proposed Sale and (D) Approving the Form and Manner of Notice Thereof; and (II) an Order (A) Approving the Sale, (B) Authorizing the Assumption and Assignment of Executory Contracts and Unexpired Leases, and (C) Granting Certain Related Relief (the “Sale Motion”)[D.I. 98],[2] seeking, among other things: (a) approval of the Purchase Agreement, as such agreement may have been amended (the “Final Purchase Agreement”), attached hereto as Exhibit A; (b) authority to sell the Purchased Assets as set forth in the Final Purchase Agreement free and clear of Liens (as defined below), Claims (as defined below), and other interests, (c) authority to assume and assign the Contracts identified as Purchased Assets in the Final Purchase Agreement (the “Acquired Contracts”) to the Purchaser, and (d) related relief; and this Court, in furtherance of the Sale Motion, having entered an order on July 17, 2013 (the “Bidding Procedures Order”)[D.I. 107] approving, among other things, the Bidding Procedures and the Notice Procedures; and the Trustee having determined, after an extensive marketing process, that Cellceutix Corporation (the “Purchaser”) has submitted the highest and best bid for the Purchased Assets (as defined in the Final Purchase Agreement); and adequate and sufficient notice of the Bidding Procedures, the Final Purchase Agreement, and all transactions contemplated thereunder and in this Order having been given in the manner directed by the Court in the Bidding Procedures Order; and all interested parties having been afforded an opportunity to be heard with respect to the Sale Motion and all relief related thereto; and the Court having reviewed and considered the Sale Motion and all relief related thereto, and noting that no objections were filed thereto, and having held a hearing regarding the Sale Motion on September 4, 2013 (the “Sale Hearing”); and it appearing that the Court has jurisdiction over this matter; and it further appearing that the legal and factual bases set forth in the Sale Motion and at the Sale Hearing establish just cause for the relief granted herein; and after due deliberation; and good and sufficient cause appearing,

THE COURT HEREBY FINDS AND DETERMINES THAT:[3]

Jurisdiction, Final Order, and Statutory Predicates

A.              This Court has jurisdiction to hear and determine the Sale Motion pursuant to 28 U.S.C. § 1334(a).  This is a core proceeding pursuant to 28 U.S.C. § 157(b)(2)(A), (N), and (O).  Venue is proper pursuant to 28 U.S.C. §§ 1408 and 1409.

B.              The statutory predicates for the relief requested in the Sale Motion are sections 105(a), 363, and 365 of the Bankruptcy Code, and Bankruptcy Rules 2002(a)(2), 6004, 6006, 9007, and 9014.

C.              This Order constitutes a final order within the meaning of 28 U.S.C. § 158(a).  Notwithstanding Bankruptcy Rules 6004(h) and 6006(d), and to any extent necessary under Bankruptcy Rule 9014 and Federal Rule of Civil Procedure 54(b), as made applicable by Bankruptcy Rule 7054, the Court expressly finds that there is no just reason for delay in the implementation of this Order.

Notice of the Sale and Auction

D.              Actual written notice of the Sale Motion was provided to the Notice Parties.

E.               The Trustee’s Notice of Auction and Sale Hearing was reasonably calculated to provide all interested parties with timely and proper notice of the Sale, Sale Hearing, and Auction.

F.               As evidenced by the certificates of service previously filed with the Court, proper, timely, adequate, and sufficient notice of the Sale Motion, Auction, Sale Hearing, Sale, and the transactions contemplated thereby have been provided in accordance with the Bidding Procedures Order, sections 105(a), 363, and 365 of the Bankruptcy Code, and Bankruptcy Rules 2002, 6004, 6006, and 9007.  The notices described above were good, sufficient, and appropriate under the circumstances, and no other or further notice of the Sale Motion, Auction, Sale Hearing, Sale, and assumption and assignment of the Acquired Contracts is or shall be required.

G.              The disclosures made by the Trustee concerning the Sale Motion, Auction, Final Purchase Agreement, Sale, assumption and assignment of the Acquired Contracts, and Sale Hearing were good, complete, and adequate.

H.              A reasonable opportunity to object and be heard with respect to the Sale and the Sale Motion and the relief requested therein (including the assumption and assignment of the Acquired Contracts), has been afforded to all interested persons and entities, including but not necessarily limited to the Notice Parties.

Good Faith of Purchaser

I.                 The Final Purchase Agreement was negotiated, proposed, and entered into by the Trustee and the Purchaser without collusion, in good faith, and from arm’s-length bargaining positions.

J.                Neither the Trustee nor the Purchaser has engaged in any conduct that would cause or permit the Final Purchase Agreement to be avoided under section 363(n) of the Bankruptcy Code.  Specifically, the Purchaser has not acted in a collusive manner with any person and the Purchase Price was not controlled by any agreement among the bidders.

K.              The Purchaser is purchasing the Purchased Assets in good faith and is a good faith buyer within the meaning of section 363(m) of the Bankruptcy Code, and is therefore entitled to all of the protections afforded by that provision, and otherwise has proceeded in good faith in all respects in connection with this proceeding in that, inter alia: (a) the Purchaser recognized that the Trustee was free to deal with any other party interested in acquiring the Purchased Assets; (b) the Purchaser complied with the provisions in the Bidding Procedures Order; (c) the Purchaser agreed to subject its bid to the competitive bidding procedures set forth in the Bidding Procedures Order; (d) the Purchaser in no way induced or caused the filing of the Bankruptcy Cases; and (e) all payments to be made by the Purchaser in connection with the Sale have been disclosed.

Highest and Best Offer

L.               The Trustee conducted an auction process in accordance with, and has otherwise complied in all respects with, the Bidding Procedures Order.  The auction process set forth in the Bidding Procedures Order afforded a full, fair, and reasonable opportunity for any person or entity to make a higher or otherwise better offer to purchase the Purchased Assets.  The auction process was duly noticed and conducted in a non-collusive, fair, and good faith manner, and a reasonable opportunity was given to any interested party to make a higher and better offer for the Purchased Assets.

M.             The Final Purchase Agreement constitutes the highest and best offer for the Purchased Assets, and will provide a greater recovery for the Estates than would be provided by any other available alternative.  The Trustee’s determination that the Final Purchase Agreement constitutes the highest and best offer for the Purchased Assets constitutes a valid and sound exercise of the Trustee’s business judgment.

No Fraudulent Transfer

N.              The consideration provided by the Purchaser pursuant to the Final Purchase Agreement (i) is fair and reasonable, (ii) is the highest and/or best offer for the Purchased Assets, and (iii) constitutes reasonably equivalent value (as those terms are defined in each of the Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act, and section 548 of the Bankruptcy Code) and fair consideration under the Bankruptcy Code and under the laws of the United States, any State, territory, or possession, or the District of Columbia.  No other person or entity or group of entities has offered to purchase the Purchased Assets for greater economic value to the Estates than the Purchaser.  Approval of the Sale Motion and the Final Purchase Agreement and the consummation of the transactions contemplated thereby are in the best interests of the Estates.

O.              The Purchaser is not a mere continuation of the Debtors or the Estates and no continuity of enterprise exists between the Purchaser and the Debtors or the Estates.  The Purchaser is not holding itself out to the public as a continuation of the Debtors or the Estates.  The Purchaser is not a successor to the Debtors or the Estates and the Sale does not amount to a consolidation, merger, or de facto merger of the Purchaser and the Debtors or the Estates.

Validity of Transfer

P.               The Final Purchase Agreement was not entered into for the purpose of hindering, delaying, or defrauding creditors under the Bankruptcy Code or under the laws of the United States, any State, territory, or possession, or the District of Columbia.  Neither the Trustee nor the Purchaser is entering into the transactions contemplated by the Final Purchase Agreement fraudulently for purposes of statutory and/or common law fraudulent conveyance and fraudulent transfer laws.

Q.              The Estates are the sole and lawful owners of the Purchased Assets.  Subject to section 363(f) of the Bankruptcy Code, the transfer of the Purchased Assets to the Purchaser will be, as of the Closing Date, a legal, valid, and effective transfer of the Purchased Assets, which transfer vests or will vest the Purchaser with all right, title, and interest of the Estates to the Purchased Assets free and clear of: (a) all liens and encumbrances relating to, accruing or arising any time prior to the Closing Date (collectively, “Liens”), and (b) all claims (as that term is defined in Section 101(5) of the Bankruptcy Code), liabilities, obligations, demands, guaranties, options, rights, contractual commitments, restrictions, interests, and matters of any kind and nature, whether arising prior to or subsequent to the Petition Date, and whether imposed by agreement, understanding, law, equity, or otherwise (including, without limitation, rights with respect to Claims and Liens (i) that purport to give to any party a right of setoff or recoupment against, or a right or option to effect any forfeiture, modification, profit sharing interest, right of first refusal, purchase or repurchase right or option, or termination of, any of the Estates’ or the Purchaser’s interests in the Purchased Assets, or any similar rights, or (ii) in respect of taxes, restrictions, rights of first refusal, charges of interests of any kind or nature, if any, including, without limitation, any restriction of use, voting, transfer, receipt of income, or other exercise of any attributes of ownership) (collectively, as defined in this clause (b), “Claims”), relating to, accruing, or arising any time prior to the Closing Date.

Section 363(f) is Satisfied

R.              The conditions of section 363(f) of the Bankruptcy Code have been satisfied in full; therefore, the Trustee may sell the Purchased Assets free and clear of any interest in the property.

S.               The Purchaser would not have entered into the Final Purchase Agreement, and would not consummate the transactions contemplated thereby, if the sale of the Purchased Assets to the Purchaser were not free and clear of all Liens and Claims.  The Purchaser shall not be responsible for any Liens or Claims other than Liabilities which have been expressly assumed by the Purchaser pursuant to the Final Purchase Agreement.

T.               The Trustee may sell the Purchased Assets free and clear of all Liens and Claims against the Estates and/or any of the Purchased Assets because, in each case, one or more of the standards set forth in section 363(f)(1)-(5) of the Bankruptcy Code have been satisfied.  Those holders of Liens or Claims against the Estates or any of the Purchased Assets who did not object, or who withdrew their objections, to the Sale or the Sale Motion are deemed to have consented pursuant to section 363(f)(2) of the Bankruptcy Code.  All other holders of Liens or Claims are adequately protected by having their Liens or Claims, if any, in each instance against the Estates or any of the Purchased Assets, attach to the net cash proceeds of the Sale ultimately attributable to the particular Purchased Assets in which such creditor alleges a Lien or Claim, in the same order of priority, with the same validity, force and effect that such Lien or Claim had prior to the Sale, subject to any claims and defenses that the Estates may possess with respect thereto.

Cure/Adequate Protection

U.              The assumption and assignment of the Acquired Contracts is integral to the Final Purchase Agreement, is in the best interests of the Estates, and represents a reasonable exercise of sound and prudent judgment by the Trustee.  The Purchaser’s promise to perform the obligations under the Acquired Contracts after the Closing Date shall constitute adequate assurance of future performance within the meaning of section 365(f)(2)(B) of the Bankruptcy Code.

V.              Any objections to the assumption and assignment of the Acquired Contracts are hereby overruled.

Compelling Circumstances for an Immediate Sale

W.            Good and sufficient reasons for approval of the Final Purchase Agreement and the Sale have been articulated.  The relief requested in the Sale Motion is in the best interests of the Estates.  The Trustee has demonstrated both (i) good, sufficient, and sound business purposes and justifications, and (ii) compelling circumstances for the Sale other than in the ordinary course of business, pursuant to section 363(b) of the Bankruptcy Code in that, among other things, the immediate consummation of the Sale to the Purchaser is necessary and appropriate to maximize the value of the Estates.  Time is of the essence in consummating the Sale.

X.              Given all of the circumstances of the Bankruptcy Cases and the adequacy and fair value of the Purchase Price under the Final Purchase Agreement, the proposed Sale of the Purchased Assets to the Purchaser constitutes a reasonable and sound exercise of the Trustee’s business judgment and should be approved.

Y.              The consummation of the Sale and the assumption and assignment of the Acquired Contracts is legal, valid, and properly authorized under all applicable provisions of the Bankruptcy Code, including, without limitation, sections 105(a), 363(b), 363(f), 363(m), and 365, and all of the applicable requirements of such sections have been complied with in respect of the transaction.

NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED THAT:

General Provisions

1.               The relief requested in the Sale Motion is granted and approved as set forth herein, and the Sale contemplated in the Sale Motion is approved.

2.               All objections to the Sale Motion or the relief requested therein that have not been withdrawn, waived, or settled as announced to the Court at the Sale Hearing or by stipulation filed with the Court, and all reservations of rights included therein, are hereby denied and overruled with prejudice.

Approval of the Final Purchase Agreement

3.               The Final Purchase Agreement (and all schedules and exhibits affixed thereto) and all other ancillary documents, all of the terms and conditions thereof, and the transactions contemplated therein are hereby approved and authorized.

4.               Pursuant to sections 363(b) and (f) of the Bankruptcy Code, the Trustee is authorized and empowered to take any and all actions necessary or appropriate to: (i) consummate the Sale of the Purchased Assets to the Purchaser pursuant to and in accordance with the terms and conditions of the Final Purchase Agreement and this Order; (ii) close the Sale as contemplated in the Final Purchase Agreement and this Order; and (iii) execute and deliver, perform under, consummate, implement, and close fully the Final Purchase Agreement, including the assumption and assignment to the Purchaser of the Acquired Contracts, together with all additional instruments and documents that may be reasonably necessary or desirable to implement the Final Purchase Agreement and the Sale.  The Purchaser shall not be required to seek or obtain relief from the automatic stay under section 362 of the Bankruptcy Code to enforce any of its remedies under the Final Purchase Agreement or any other Sale-related document.  The automatic stay imposed by section 362 of the Bankruptcy Code is modified solely to the extent necessary to implement the preceding sentence and the other provisions of this Order.

5.               This Order shall be binding in all respects upon the Trustee, the Estates, the Debtors, all creditors of, and holders of equity interests in, the Debtors, any holders of Liens, Claims, or other interests in, against, or on all or any portion of the Purchased Assets (whether known or unknown), the Purchaser and all successors and assigns of the Purchaser, and the Purchased Assets.  This Order and the Final Purchase Agreement shall inure to the benefit of the Estates and their creditors, the Purchaser, and the respective successors and assigns of each of the foregoing.

Transfer of the Purchased Assets

6.               Pursuant to sections 105(a), 363(b), and 363(f) of the Bankruptcy Code, the Trustee is authorized to transfer the Purchased Assets to the Purchaser on the Closing Date and, upon the Closing under the Final Purchase Agreement, such transfer shall constitute a legal, valid, binding, and effective transfer of such Purchased Assets and shall vest the Purchaser with title to the Purchased Assets and, upon the Trustee’s receipt of the full Purchase Price, shall be free and clear of all Liens, Claims, and other interests of any kind or nature whatsoever, including but not limited to, successor or successor-in-interest liability and Claims, with all such Liens, Claims or other interests to attach to the net cash proceeds ultimately attributable to the property against or in which such Liens, Claims, or interests are asserted, subject to the terms thereof, with the same validity, force and effect, and in the same order of priority, that such Liens, Claims, or interests now have against the Purchased Assets.  Upon the Closing, the Purchaser shall take title to and possession of the Purchased Assets.

7.               All persons and entities in possession of some or all of the Purchased Assets on the Closing Date are directed to surrender possession of such Purchased Assets to the Purchaser or its assignee at the Closing.  On the Closing Date, each of the Estates’ creditors is authorized and directed to execute such documents and take all other actions as may be reasonably necessary to release its Liens, Claims, or other interests in the Purchased Assets, if any, as such Liens, Claims, or interests may have been recorded or may otherwise exist.

8.               On the Closing Date, this Order shall be construed and shall constitute for any and all purposes a full and complete general assignment, conveyance, and transfer of the Estates’ interests in the Purchased Assets.  Each and every federal, state, and local governmental agency or department is hereby directed to accept any and all documents and instruments necessary and appropriate to consummate the transactions contemplated by the Final Purchase Agreement.

9.               A certified copy of this Order may be filed with the appropriate clerk and/or recorded with the recorder to act to cancel any liens and other encumbrances of record.

10.            If any person or entity that has filed statements or other documents or agreements evidencing Liens on, or interests in, all or any portion of the Purchased Assets shall not have delivered to the Trustee prior to the Closing, in proper form for filing and executed by the appropriate parties, termination statements, instruments of satisfaction, releases of liens and easements, and any other documents necessary for the purpose of documenting the release of all Liens, Claims, or other interests that the person or entity has or may assert with respect to all or any portion of the Purchased Assets, the Trustee is hereby authorized and directed, and the Purchaser is hereby authorized, to execute and file such statements, instruments, releases, and other documents on behalf of such person or entity with respect to the Purchased Assets.

11.            This Order is and shall be effective as a determination that, on the Closing Date, all Liens, Claims, or other interests of any kind or nature whatsoever existing as to the Purchased Assets prior to the Closing Date, shall have been unconditionally released, discharged, and terminated, and that the conveyances described herein have been effected.  This Order is and shall be binding upon and govern the acts of all persons and entities, including, without limitation, all filing agents, filing officers, title agents, title companies, recorders of mortgages, recorders of deeds, registrars of deeds, administrative agencies, governmental departments, secretaries of state, federal, state and local officials, and all other persons and entities who may be required by operation of law, the duties of their office, or contract, to accept, file, register, or otherwise record or release any documents or instruments, or who may be required to report or insure any title or state of title in or to any lease; and each of the foregoing persons and entities is hereby directed to accept for filing any and all of the documents and instruments necessary and appropriate to consummate the transactions contemplated by the Final Purchase Agreement.

Assumption and Assignment of Acquired Contracts

12.            The Trustee is hereby authorized and directed in accordance with sections 105(a) and 365 of the Bankruptcy Code to (a) assume and assign to the Purchaser, effective upon the Closing of the Sale, the Acquired Contracts free and clear of all Liens, Claims, and other interests of any kind or nature whatsoever, and (b) execute and deliver to the Purchaser such documents or other instruments as the Purchaser reasonably deems necessary to assign and transfer the Acquired Contracts.

13.            The counterparties to the Acquired Contracts (the “Counterparties”) shall look solely to the Purchaser for any amounts payable under the Acquired Contracts from and after the Closing Date.

14.            The Acquired Contracts are executory contracts under section 365 of the Bankruptcy Code.  The Trustee may assume the Acquired Contracts in accordance with section 365 of the Bankruptcy Code.  The Trustee may assign the Acquired Contracts in accordance with sections 363 and 365 of the Bankruptcy Code.  Any provisions in the Acquired Contracts that purport to prohibit or condition the assignment of the Acquired Contracts or allow the Counterparties to terminate, recapture, impose any penalty, or modify any term or condition upon the assignment of the Acquired Contracts, constitute unenforceable anti-assignment provisions that are void and of no force and effect; all other requirements and conditions under sections 363 and 365 of the Bankruptcy Code for the assumption by the Trustee and assignment to the Purchaser of the Acquired Contracts have been satisfied.  The Acquired Contracts shall be transferred and assigned to, and following the closing of the Sale remain in full force and effect for the benefit of the Purchaser, notwithstanding any provision in the Acquired Contracts (including those of the type described in sections 365(b)(2) and (f) of the Bankruptcy Code) that purports to prohibit, restrict, or condition such assignment or transfer and, pursuant to section 365(k) of the Bankruptcy Code, the Estates shall be relieved from any further liability with respect to the Acquired Contracts after such assignment to and assumption by the Purchaser.  Upon Closing, in accordance with sections 363 and 365 of the Bankruptcy Code, the Purchaser shall be fully and irrevocably vested in all rights and title to the Acquired Contracts.

15.            The amounts necessary to cure any defaults existing as of the Closing Date under the Acquired Contracts are the amounts listed on the Trustee’s Cure Notice filed and served in the Bankruptcy Cases, or, if applicable, such other amount(s) upon which the Trustee and any of the Counterparties may have agreed (the “Cure Amounts”).  The Purchaser shall pay the Cure Amounts at Closing, or at such later time as may be mutually agreed upon by the Purchaser and any of the Counterparties.  No other defaults exist under the Acquired Contracts.  The Counterparties waive, release, and are hereby precluded from asserting any claims against the Debtors, the Trustee or the Estates for any claims arising out of or in connection with the Acquired Contracts.  The Purchaser shall pay the Cure Amounts to the Counterparties in full satisfaction of the Counterparties’ claims for defaults that may have arisen under the Acquired Contracts.

Prohibition of Actions against the Purchaser

16.            Except as otherwise provided in this Order or the Final Purchase Agreement, the Purchaser shall not have any liability or other obligation to the Estates arising under or related to any of the Purchased Assets.  Without limiting the generality of the foregoing, and except as otherwise provided herein or in the Final Purchase Agreement, the Purchaser shall not be liable for any Claims against the Estates, and the Purchaser shall have no successor or vicarious liabilities of any kind or character, including, but not limited to, under any theory of antitrust, environmental, successor or transferee liability, labor law, de facto merger, mere continuation, or substantial continuity, whether known or unknown as of the Closing Date, now existing or hereafter arising, whether fixed or contingent, whether asserted or unasserted, whether legal or equitable, whether liquidated or unliquidated.

17.            All persons and entities holding Liens, Claims, or other interests of any kind or nature whatsoever against or in all or any portion of the Purchased Assets (whether legal or equitable, secured or unsecured, matured or unmatured, contingent or non-contingent, liquidated or unliquidated, senior or subordinate), hereby are forever barred, estopped, and permanently enjoined from asserting against the Purchaser, its Affiliates, its successors or assigns, their property, or the Purchased Assets, such persons’ or entities’ Liens, Claims, or interests in and to the Purchased Assets, including, without limitation, the following actions:  (i) commencing or continuing in any manner any action or other proceeding against the Purchaser, its Affiliates, its successors, assets or properties; (ii) enforcing, attaching, collecting, or recovering in any manner any judgment, award, decree, or order against the Purchaser, its Affiliates, its successors, assets or properties; (iii) creating, perfecting, or enforcing any Lien or other Claim against the Purchaser, its Affiliates, its successors, assets, or properties; (iv) asserting any setoff, right of subrogation, or recoupment of any kind against any obligation due the Purchaser, its Affiliates, or its successors; (v) commencing or continuing any action, in any manner or place, that does not comply or is inconsistent with the provisions of this Order or other orders of the Court, or the agreements or actions contemplated or taken in respect thereof; or (vi) revoking, terminating or failing or refusing to transfer or renew any license, permit, or authorization to operate any of the Purchased Assets or conduct any of the businesses operated with the Purchased Assets.  On the Closing Date, each creditor is authorized and directed to execute such documents and take all other actions as may be necessary to release Liens, Claims, and other interests in or on the Purchased Assets, if any, as provided for herein, as such Liens, Claims, or interests may have been recorded or may otherwise exist.

18.            All persons and entities are hereby forever prohibited and enjoined from taking any action that would adversely affect or interfere with the ability of the Trustee to sell and transfer the Purchased Assets to the Purchaser in accordance with the terms of the Final Purchase Agreement and this Order.

19.            The Purchaser has given substantial consideration under the Final Purchase Agreement for the benefit of the Estates.  The consideration given by the Purchaser shall constitute valid and valuable consideration for the releases of any potential Claims and Liens pursuant to this Order, which releases shall be deemed to have been given in favor of the Purchaser by all holders of Liens against or interests in, or Claims against, the Estates or any of the Purchased Assets.  The consideration provided by the Purchaser for the Purchased Assets under the Final Purchase Agreement is fair and reasonable and may not be avoided under section 363(n) of the Bankruptcy Code.

20.            Nothing in this Order or the Final Purchase Agreement releases, nullifies, or enjoins the enforcement of any liability to a governmental unit under police and regulatory statutes or regulations that any entity would be subject to as the owner or operator of property after the date of entry of this Order.  Nothing in this Order or the Final Purchase Agreement authorizes the transfer or assignment to the Purchaser of any license, permit, registration, authorization, or approval of or with respect to a governmental unit without the Purchaser’s complying with all applicable legal requirements under non-bankruptcy law governing such transfers or assignments.

Other Provisions

21.            The transactions contemplated by the Final Purchase Agreement are undertaken by the Purchaser without collusion and in good faith, and accordingly, the reversal or modification on appeal of the authorization provided herein to consummate the Sale shall not affect the validity of the Sale, unless such authorization and the Sale are duly stayed pending such appeal.  The Purchaser is a good faith buyer and, as such, shall have the full protections of section 363(m) of the Bankruptcy Code.

22.            Pursuant to Federal Rules of Bankruptcy Procedure 7062, 9014, 6004(h), and 6006(d), this Order shall be effective immediately upon entry and the Trustee and the Purchaser are authorized to close the Sale immediately upon entry of this Order.

23.            Nothing in this Order or the Final Purchase Agreement approves or provides for the transfer to the Purchaser of any avoidance claims (whether under chapter 5 of the Bankruptcy Code or otherwise) of the Estates.

24.            No bulk sales law or any similar law of any state or other jurisdiction applies in any way to the Sale.

25.            The failure specifically to reference any particular provision of the Final Purchase Agreement in this Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Court that the Final Purchase Agreement is authorized and approved in its entirety; provided, however, that this Order shall govern if any inconsistency exists between the Final Purchase Agreement (including all ancillary documents executed in connection therewith) and this Order.  Likewise, all of the provisions of this Order are nonseverable and mutually dependent.

26.            The Final Purchase Agreement and any related agreements, documents, or other instruments may be modified, amended, or supplemented by the parties thereto and in accordance with the terms thereof, without further order of the Court, provided that any such modification, amendment, or supplement does not have a material adverse effect on the Estates.

27.            The Court shall retain jurisdiction to, among other things, interpret, implement, and enforce the terms and provisions of this Order and the Final Purchase Agreement, all amendments thereto and any waivers and consents thereunder and each of the agreements executed in connection therewith to which the Trustee is party or which has been assigned by the Trustee to the Purchaser, and to adjudicate, if necessary, any and all disputes concerning or relating in any way to the Sale, including, but not limited to, retaining jurisdiction to: (a) compel delivery of the PurchasedAssets to the Purchaser; (b) interpret,implement, and enforce the provisions of this Order; (c) protect the Purchaser against any alleged Liens, Claims, or other interests in or against the PurchasedAssets of any kind or nature whatsoever; and (d) enter any orders under sections 363 and/or 365 of the Bankruptcy Code with respect to the Acquired Contracts.

28.            All time periods set forth in this Order shall be calculated in accordance with Bankruptcy Rule 9006(a).

29.            To the extent that this Order is inconsistent with any prior order or pleading with respect to the Sale Motion, the terms of this Order shall govern.

DATED: September 4, 2013

_/s/ Brendan Linehan Shannon

Hon. Brendan Linehan Shannon

United States Bankruptcy Judge

Exhibit A

Final Purchase Agreement

[1]The Debtors in these chapter 7 cases, along with each Debtor’s bankruptcy case number, are PolyMedix, Inc. (13-10689) and PolyMedix Pharmaceuticals, Inc. (13-10690).

[2]  Unless otherwise defined in this Order, all capitalized terms shall have the meanings provided in the Final Purchase Agreement and the Sale Motion, and to the extent of any inconsistency, the Final Purchase Agreement shall govern.

[3]  These findings and conclusions constitute the Court’s findings of fact and conclusions of law pursuant to Bankruptcy Rule 7052, made applicable to this proceeding pursuant to Bankruptcy Rule 9014.  All findings of fact and conclusions of law announced by the Court at the Sale Hearing in relation to the Sale Motion are hereby incorporated herein to the extent not inconsistent herewith.  To the extent that any of the following findings of fact constitute conclusions of law, they are adopted as such.  To the extent any of the following conclusions of law constitute findings of fact, they are adopted as such.